October 5, 2005

Mail Stop 4561

Mr. John A. Grillo, President
National Energy Services Company, Inc.
3153 Fire Road, Suite 2C
Egg Harbor Township, NJ    08234

RE:	National Energy Services Company, Inc.
            File No.  0-50089
	Form 10-KSB for the year ended October 31, 2004
Forms 10-QSB for the quarters ended January 31, 2005, April 30,
2005
and July 31, 2005
            Response letter dated May 26, 2005

Dear Mr. Grillo:

We have reviewed the above referenced filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-KSB

Financial Statements
Note 2 Summary of Significant Accounting Principles
Revenue Recognition, page F-9
1. We have read and considered your response to our prior comment
18.
Please revise the fourth paragraph on page F-12 to disclose the date, and effect on your financial statements, of your adoption of EITF 00-
21.
2. In your response to comment 19, you indicate that you value each element of the revenue generating agreement in accordance with CON 6.
Please explain to us in sufficient detail how you determine the value of each of those elements and how you consider the provisions of EITF
00-21 for each of these deliverables.
3. We have read and considered your response to our prior comment
23.
As previously requested, for each type of revenues that you recognize please tell us how you applied each indicator of gross and net reporting of EITF 99-19 and how you determined that you were not an agent of the supplier based on the guidance of this standard. Your response should address but need not be limited to the following:
* The services and material provided by your subcontractors to the facilities.
* The services and material provided by your strategic alliance partners to the facilities.
* The services provided by energy suppliers and transporters to the facility.
4. Please, explain to us your basis for your assertion that the EITF has not reached a consensus relating to EITF 99-19.

Provision for Bad Debt, page F-16
5. Please explain to us your basis for using SOP 01-6 and reporting your receivables at fair value.











Note 4 Notes Receivable - Other, page F-17; Note 8 Long-Term Debt, page F-19
6. We have read and considered your response to our prior comment
31
relating to your accounting for the financing provided by PPL or Charter ("the lenders") for the facilities` projects. Please address in sufficient detail the following additional comments:
* Explain to us how the notes receivable and notes payable that you
record with respect to each of these financing arrangements meet each
of the recognition criteria of CON 5.
* Tell us if the facilities sign a note payable to you alone, to the
lenders alone, or to both you and the lenders; or if the loan agreement is only between you and the lenders.
* Explain your basis for recording these notes receivable and notes
payable on a gross basis.
* Tell us the specific point in time that you record these notes receivable and notes payable.
* Show us the accounting entries that you record for these
transactions.
* Clarify if you recognize any interest income on the notes receivable and interest expense on the notes payable relating to these agreements and if so, disclose how you reported them in the financial statements, and refer us to the GAAP literature that supports this accounting treatment.
* Provide us a copy of a typical loan agreement and reference us to
the specific terms of that agreement that you are relying upon as your basis for your accounting treatment for these transactions.
7. We have read and considered your response to our prior comment
32
and your disclosure in note 8 relating to your adoption of FIN 45. With respect to your guarantee to Charter, please explain to us how you considered the scope exception in paragraph 7.f. of FIN 45. It appears from the disclosure on page 5 and 31 that the Company and Charter are under the common control of John and Deborah O`Neill.
8. With respect to your guarantee to PPL, please explain to us how you considered the guidance in paragraph 9.a. and 9.b. of FIN 45 relating to the value assigned to the liability recognized. Also, explain to us the specific method that you use to reduce this liability.










Note 6 Accounts Receivable, page F-18
9. We have read and considered your response to our prior comment
25
relating to receivables and payables that represent pass through amounts. Please address in sufficient detail the following additional comments:
* Explain to us how these receivables and payables meet each of the recognition criteria of CON 5.
* Tell us the specific point in time that you recognize these receivables and payables.
* Show us the accounting entries that you record for these transactions.
* Explain to us how you considered FIN 39 with respect to these receivables and payables.

Form 10-QSB for the quarterly period ended July 31, 2005

Note 7 Long-Term Debt, page 10
10. Please show us the accounting entries that you recorded for the bad debt reserve, the bankruptcy reserve, and the three-year promissory note for aged obligations to PPL. It is unclear if these transactions affected the results of operations.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit all correspondence and supplemental materials on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;





* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response on EDGAR. If you have any questions, you may contact me at (202) 551-3414.


Sincerely,



Jorge L. Bonilla

Senior Staff Accountant

National Energy Services Company, Inc.
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